CM

12010117

SE[illegible] MISSION
[illegible] Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkenberg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry Street, Suite 1108
(No. and Street)

Denver (City) CO (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Falkenberg 303-320-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Bruce Falkenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkenberg Capital Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE V. GARDNER NOTARY PUBLIC STATE OF COLORADO COMMISSION EXP. 6-13-2012

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL
CORPORATION
Investment Banking Services

600 South Cherry Street
Suite 1108
Denver, Colorado 80246

February 27, 2012

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Enclosed are Falkenberg Capital Corporation, (CRD #103819) audited financial statements for the year ended 12/31/11.

Very truly yours,

Bruce Falkenberg
President

BF/jvg
enclosure

Phone: 303-320-4800
FAX: 303-322-5796

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental Schedules for the Years Ended December 31, 2011 and 2010 and Independent Auditors' Report and Supplemental Report on Internal Accounting Control and Agreed Upon Procedures on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2011 and 2010
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S corporation) as of December 31, 2011 and 2010, and the related statements of operations, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkenberg Capital Corporation at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

H and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 16, 2012

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2011	DECEMBER 31, 2010
CURRENT ASSETS:		
Cash and cash equivalents	$ 211,731	$ 832,236
Due from officer	8,193	6,406
Other receivables	1,428	1,509
Total Current Assets	221,352	840,151
PROPERTY AND EQUIPMENT, at cost		
Office equipment and software	105,095	108,771
Furniture	63,662	51,413
	168,757	160,184
Less accumulated depreciation	168,757	160,184
	-	-
OTHER ASSET:		
Deposits	1,245	1,245
TOTAL ASSETS	$ 222,597	$ 841,396

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2011	DECEMBER 31, 2010
CURRENT LIABILITIES:		
Accounts payable	$ 32,410	$ 8,910
Accrued expenses	6,717	19,200
Total Current Liabilities	39,127	28,110
COMMITMENT (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Additional paid-in capital	100,000	-
Retained earnings	82,220	812,036
Total Stockholder's Equity	183,470	813,286
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 222,597	$ 841,396

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2011	YEARS ENDED DECEMBER 31, 2010
REVENUES:		
Advisory services	$ 336,843	$ 926,363
Other income	80,193	1,804
Interest income	182	1,024
	417,218	929,191
OPERATING EXPENSES:		
Salaries and commissions	516,627	646,806
Travel and entertainment	70,117	47,395
Office rent	47,341	67,338
Payroll taxes	38,246	42,538
Insurance	35,928	40,389
Legal and professional fees	25,668	23,983
Conventions and seminars	23,589	18,062
Miscellaneous	19,512	11,854
Financial research	18,000	9,211
Dues and subscriptions	17,759	6,891
Depreciation	17,283	4,743
Computer expense	16,768	15,399
Retirement plan expense	15,465	18,460
Telephone	13,943	15,671
Office expense	5,985	7,172
Regulatory fees	4,803	4,293
Advertising	-	3,273
	887,034	983,478
NET INCOME (LOSS)	$ (469,816)	$ (54,287)

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CHANGES IN RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2011 AND 2010

Balance at January 1, 2010	$	966,323
Net loss		(54,287)
Distributions		(100,000)
Balance at December 31, 2010		812,036
Net loss		(469,816)
Distributions		(260,000)
Balance at December 31, 2011	$	82,220

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2011	YEARS ENDED DECEMBER 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (469,816)	$ (54,287)
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation	17,283	4,743
Increase (decrease) in cash resulting from change in:		
Due from officer	(1,787)	35,745
Other receivables	80	(81)
Accounts payable	23,500	5,032
Accrued expenses	(12,482)	13,919
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(443,222)	5,071
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(17,283)	(4,743)
NET CASH USED FOR INVESTING ACTIVITIES	(17,283)	(4,743)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid-in capital	100,000	-
Dividends paid	(260,000)	(100,000)
NET CASH USED FOR FINANCING ACTIVITIES	(160,000)	(100,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(620,505)	(99,672)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	832,236	931,908
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 211,731	$ 832,236

Supplemental disclosure on noncash data:
The Company retired assets with an original cost of $8,709 and $4,342 during the years ended December 31, 2011 and 2010, respectively.

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $500,000 in year of acquisition. This method of writing off up to $500,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Colorado. The Company remains subject to U.S. federal and state income tax examinations by tax authorities for years 2009, 2010 and 2011.

The Company evaluates it's tax return for any uncertain tax positions on an annual basis. The Company had no tax position at December 31, 2011 for which the ultimate deductibility is highly uncertain. The Company did not record any expense for interest or penalties on tax matters during the years ended December 31, 2011 and 2010, respectively.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2011 presentation.

Subsequent Events

Subsequent events have been evaluated through February 22, 2012, which is the date the financial statements were available to be issued.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 88% of total revenue from three clients in 2011 and 99% of total revenue from three clients in 2010.

3. Retirement Plan

The Company adopted a 401(k) profit sharing plan on January 1, 2007 which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company matches 4% of employee contributions and additional contributions may be made to the plan at the discretion of the employer. The Company contributed $12,765 to the plan in 2011 and $16,795 in 2010.

4. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2011, the Company's net capital was $172,454.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

5. Commitment

Lease Commitment

The Company entered into a new lease agreement for office space during the year ended December 31, 2011. The Company incurred rental expense of $47,341 in 2011 and $67,338 in 2010 under a non-cancelable operating lease agreement for office space. Future minimum lease payments under this lease through August, 2014 are:

2012	$ 47,335
2013	50,147
2014	34,681
	$132,163

SUPPLEMENTAL INFORMATION

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2011

STOCKHOLDER'S EQUITY	$ 183,470
DEDUCTIONS:	
Non-allowable assets	(11,016)
NET CAPITAL	$ 172,454
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 39,127
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.227:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 16, 2012

To The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements of Falkenberg Capital Corporation (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

H and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Falkenberg Capital Corporation
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Falkenberg Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Falkenberg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Falkenberg Capital Corporation's management is responsible for Falkenberg Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
February 16, 2012

Redacted 2/21/2012 Linda Walseth

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052300 FINRA DEC
FALKENBERG CAPITAL CORPORATION 21*21
600 S CHERRY ST STE 1108
DENVER CO 80246-1716

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Walseth (303) 320-4800

2. A. General Assessment (item 2e from page 2)		$ 1043.05
B. Less payment made with SIPC-6 filed (exclude interest)		(178.70)
_______ Date Paid		
C. Less prior overpayment applied		(344.54)
D. Assessment balance due or (overpayment)		519.81
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		–
F. Total assessment balance and interest due (or overpayment carried forward)		$ 519.81
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ –	
H. Overpayment carried forward	$(–)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Falkenberg Capital Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 17th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 417,213
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 417,213
2e. General Assessment @ .0025	$ 1,043.05

(to page 1, line 2.A.)